EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/13/15	6/14/14
Earnings:
Income before income taxes	$4,298	$4,321
Unconsolidated affiliates’ interests, net	(37)	(75)
Amortization of capitalized interest	3	3
Interest expense (a)	428	410
Interest portion of rent expense (b)	107	104
Earnings available for fixed charges	$4,799	$4,763

Fixed Charges:
Interest expense (a)	$428	$410
Capitalized interest	3	4
Interest portion of rent expense (b)	107	104
Total fixed charges	$538	$518

Ratio of Earnings to Fixed Charges (c)	8.92	9.19
(a)   Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.
(b)   One-third of rent expense is the portion deemed representative of the interest factor.
(c)   Based on unrounded amounts.